Ur-Energy’s 2007 Drill Program Prepares Lost Creek for Production Development

Denver, Colorado (Marketwire – February 1, 2008) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “Corporation”) is pleased to announce the results of the 2007 drilling program for its Lost Creek Wyoming Project in the Great Divide Basin.

The Lost Creek uranium deposit is located four miles north of Rio Tinto's Sweetwater Mill located in the Great Divide Basin of Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in five main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth. These horizons have been named the UHJ, MHJ-1, MKJ-2, LHJ, and UKM. NI 43-101 Compliant Resources (Roscoe Postle Associates, Inc., June 15, 2006) for Lost Creek are: 9.8 million pounds of U3O8 at 0.058% indicated resources and an additional 1.1 million pounds of U3O8 at 0.076% inferred resources. In 2006, seventeen cased monitoring and pump test wells were completed on the property and the initial testing was completed successfully.

The 2007 drilling program proceeded in two phases. Phase 1 began in early April 2007 and included the following goals:

-	Drill 2 Water Wells as sources for drilling water.
-	Install 58 Pump-test and baseline Monitor Wells within the mineral trend.
-	Drill 70 Delineation Holes (with focus on the UKM trend); including:
	-	6 Condemnation holes on potential plant site locations to confirm that the sites do not cover mineralization; and,
	-	4 Core Holes to collect samples for leach testing

Phase 1 employed up to four drill rigs and was completed in mid-September 2007. The drilling program was subsequently expanded as Phase 2 with the addition of 125 Delineation Holes. The goal of these additional holes was to provide data for detailed mapping and definition of the resources which will be included in the first mine production unit in preparation for the design of the perimeter monitor well ring. The 2007 drilling program was concluded with the completion of Phase 2 on December 4, 2007.

The two Water Wells were drilled at a distance of nearly one-half mile (0.8 km) from the main mineral trend. Nevertheless, one of the water wells encountered 12 feet (4 meters) of 0.075% in the UHJ horizon and weak mineralization in the UKM horizon. These results indicate the potential for extension of the known mineral trends for up to 2400 feet (732 meters) beyond the currently defined resource area. This will be investigated during the 2008 drilling program. The Pump-test and Monitor Wells were utilized by two successful pump-tests conducted during the summer and fall of 2007 with positive results.

The delineation drilling has successfully defined approximately three-quarters of the first production mine unit. The remaining portion will be delineated in first stages of the 2008 drilling program. In the interim, preliminary design of the first production wellfield will be initiated.

A summary of the 2007 drill footage is as described below:

	# Holes	Total Footage	Average Depth
Pump-test & Monitors	58	30,300 ft (9,235 m)	514 ft (157 m)
Delineation Holes	195	124,222 ft (37,861 m)	637 ft (194 m)
Water Wells	2	1,900 ft (579 m)	950 ft (290 m)
TOTAL	255	156,422 FT (47,675 m)

The general “success” rate of the 2007 Lost Creek drilling is illustrated as follows:

Results by Mineral Category
(Basis: Best intercept per hole)

	Total	“Ore” Quality*	Strong Mineral**	Weak or Trace Mineral
# of Holes	255	151	56	48
% of total		59%	22%	19%

* “Ore-Quality” is defined as: GT ≥0.30 (min. grade 0.02%)
**Strong Mineral is defined as: 0.15 ≤GT < 0.30 (min. grade 0.02%)

The average “ore-quality” intercept from the delineation results can be characterized as:
                             13.3 feet (4.0 m) of 0.053% eU3O8 at 416 feet (127 m) depth

Ur-Energy submitted an Application for a Source Materials License for the Lost Creek Project to the US Nuclear Regulatory Commission (NRC) on October 30, 2007 and then an Application for a License to Mine to the Wyoming Department of Environmental Quality (WDEQ) on December 20, 2007. License approvals are anticipated to be issued in Q1 2009 and first production from the Lost Creek Project is planned for Q4 2009.

The Qualified Person for the purposes of this report, as defined by National Instrument 43-101, is W. William Boberg, President and CEO, Ur-Energy Inc.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and the Company disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.